Exhibit 99.1

May 22, 2020	AMENDED

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission

Ontario Securities Commission	British Columbia Securities Commission

Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

Superintendent of Securities, Northwest Territories	Superintendent of Securities, Yukon Territory

Superintendent of Securities, Nunavut

RE:	Turquoise Hill Resources Ltd.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual & Special Meeting of Shareholders:

Date of meeting:	July 24, 2020

Record date for notice:	June 18, 2020

Record date for voting:	June 18, 2020

Beneficial ownership determination date:	June 18, 2020

Securities entitled to notice:	Common Shares

Securities entitled to vote:	Common Shares

Issuer mailing directly to non-objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	Yes

Issuer using notice-and-access for registered investors:	No

Issuer using notice-and-access for non-registered investors:	No

Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services

AST Trust Company (Canada)